UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On October 27, 2021, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces Positive Data from Third Cohort of Phase IIa Open-Label Study with Vilobelimab in Pyoderma Gangraenosum.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company will host a conference call and live audio webcast to discuss the clinical data from this study today at 8.30 am EDT / 2.30 pm CEST. A copy of the presentation that will be provided during the conference call and live audio webcast is attached hereto as Exhibit 99.2 and is incorporated by reference herein. The presentation will also be made available in the Investors section on the Company’s website at www.inflarx.de.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: October 27, 2021	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 27, 2021
99.2	InflaRx N.V. “Phase IIa Pyoderma Gangraenosum Top-Line Results Conference Call” presentation